iTalk, Inc.  ● 2400 West Cypress Creek Road, Suite 111  ●  Fort Lauderdale, FL  33309

VIA E-mail

March 10, 2014

Larry Spirgel, Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Re:          iTalk, Inc.
Form 10-K for the Fiscal Year Ended August 31, 2013
Filed December 16, 2013
File No. 000-54664

Mr. Spirgel,

Thank you for your comment letter of February 27, 2014 regarding Form 10-K filed by iTalk, Inc. (the “Company”).  Please see the Company’s responses below as they relate to the comment letter.
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Form 10-K for Year Ended August 31, 2013

Acquisition, page F-8

1.	Please tell us why the audited financial statements of ITG, and pro forma financial information were not provided in your 8-K filed May 31, 2013 pursuant to Item 9.01 of Form 8-K.

Response: The financial reporting structure of the Seller (Data Jack, Inc.) from which the assets of ITG were acquired, did not segregate the ITG business transactions from its other related business activities in its accounting system nor did it disclose ITG’s financial results independently.  The Company evaluated the cost of separating and recasting the ITG financial results for the previous 2 years of transactions into discrete financial statements and concluded that it was cost prohibitive and disproportionate to the value of the assets acquired. Since the actual transaction closing did not occur until June 6, 2013 (4th Quarter), the Company deemed the disclosure of actual results of operations its 10-K and subsequent 10-Q (1st Quarter) to be sufficient in the circumstances.

2.
We note that the Rocket VoIP and My800online.com acquisitions were asset acquisitions since you concluded that there was “not sufficient continuity of the acquired entity’s operations prior to and after the transaction to qualify as a business.”  Please tell us how you considered ASC 805-10-55-4 to 55-9 in your conclusion.

Response: In accordance with the guidance in ASC 805-10-55-4, the Company evaluates whether the acquisition transaction includes all three elements of an operating or continuing business — input, process and output.  In a typical domain name acquisition (like Rocket VoIP or My800online.com), the Company measures the input based on the current net revenue, if any, from the existing operations of the Web portal.  Generally, these assets are underutilized or dormant in terms of inputs, processes and outputs.  In the case where there is insufficient or no business activity (input, process or output), the Company does not recognize the acquired asset as qualifying as a business.

The Company’s administrative records processes, such as call record monitoring and billing are not typically considered processes to directly generate output (ASC 805-10-55-49(b).  The cost of these processes are generally fixed and therefore not affected by the acquisition of specific Web domains with insufficient or no inputs and that do not generate measurable output (ASC 805-10-55-4(b).

3.
We note that the Company completed the acquisition of the 1800-GET-VOIP toll free telephone number and related domain names GetVoIP.TV, 800GetVoIP.com, 1-800-Get-VoIP.com and 800-Get-VoIP.com on May 29, 2013.  Please tell us how you accounted for this acquisition in your consolidated financial statements for the fiscal year ended August 31, 2013.

Response: The acquisition of the 1800-GET-VOIP toll free number and related domain names disclosed in the Company’s June 5, 2013, Current Report on Form 8-K, was announced on May 29, 2013 and did not actually close until June 5, 2013.  Shortly thereafter, this Purchase Agreement was rescinded.  It was cancelled because the Seller failed to deliver a functioning 800 number as agreed.  Subsequently, the Company was able to restore the number, at its own expense, and agreed to settle the purchase for the amount of $ 5,000.00 cash already paid and warrants as originally agreed.  No stock was issued to Seller and, therefore, the transaction was immaterial to the Company’s operations or financial condition.  Accordingly, it was not disclosed on the Company’s August 31, 2013 Form 10-K.

The Company and the undersigned strive to provide the best possible disclosure to the investing public.  We hope the above responses have addressed appropriately all of the Staff’s comments.  Should you require any further information or have any questions, please feel free to call the undersigned at 561-901-0640.

Sincerely,

/s/ Richard Dea

Richard Dea, CFO